================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                                  ------------

                    Under the Securities Exchange Act of 1934





                               JUNO LIGHTING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


          COMMON STOCK, PAR VALUE
              $0.01 PAR SHARE                             482047107
-----------------------------------------    -----------------------------------
    (Title of class of securities)                      (CUSIP number)



                                   NELL MINOW
                         LENS INVESTMENT MANAGEMENT LLC
                         1200 G STREET, N.W., SUITE 800
                             WASHINGTON, D.C. 30005
                                 (202) 783-3348
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                SEPTEMBER 8, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Check the following box if a fee is being paid with the statement [ ].



(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                            (Continued on following page(s))
                                  (Page 1 of 39 Pages)


================================================================================


NYFS04...:\31\58531\0006\2225\SCH9118V.23F

--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                Page 2 of 39
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON:                 LENS INVESTMENT MANAGEMENT LLC

               S.S. OR I.R.S. IDENTIFICATION NO.                    01-0497749
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:               OO

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   MAINE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:                   777,038 AS OF THE DATE
      NUMBER OF                                                     HEREOF (SEE ITEMS 5(A) AND
        SHARES                                                      (B).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 NONE
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              777,038 AS OF THE DATE
         EACH                                                       HEREOF (SEE ITEMS 5(A) AND
      REPORTING                                                     (B).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            NONE

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,128,483 AS OF THE DATE
               REPORTING PERSON:                                    HEREOF  (SEE ITEMS 5(A)
                                                                    AND (B).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [ ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.07%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 OO, IA

---------------------------------------------------------------------------------------------------------




--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                Page 3 of 39
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 RAM TRUST SERVICES, INC.

               S.S. OR I.R.S. IDENTIFICATION NO.                    01-0363642
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:             OO

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   MAINE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:                   347,120 AS OF THE DATE
      NUMBER OF                                                     HEREOF (SEE ITEMS 5(A) AND
        SHARES                                                      (B).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 NONE
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              347,120 AS OF THE DATE
         EACH                                                       HEREOF (SEE ITEMS 5(A) AND
      REPORTING                                                     (B).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            NONE

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,128,483 AS OF THE DATE
               REPORTING PERSON:                                    HEREOF (SEE ITEMS 5(A) AND
                                                                    (B).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [ ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.07%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO, IA

---------------------------------------------------------------------------------------------------------





--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                Page 4 of 39
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 ROBERT B. HOLMES

               S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:               PF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:                   2,800 AS OF THE DATE
      NUMBER OF                                                     HEREOF (SEE ITEMS 5(A) AND
        SHARES                                                      (B).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 NONE
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              2,800 AS OF THE DATE
         EACH                                                       HEREOF (SEE ITEMS 5(A) AND
      REPORTING                                                     (B).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            NONE

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,128,483 AS OF THE DATE
               REPORTING PERSON:                                    HEREOF  (SEE ITEMS 5(A)
                                                                    AND (B).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [ ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.07%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------





--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                Page 5 of 39
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 JOHN B. GOODRICH

               S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:               PF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:                   1,525 AS OF THE DATE
      NUMBER OF                                                     HEREOF (SEE ITEMS 5(A) AND
        SHARES                                                      (B).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 NONE
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              1,525 AS OF THE DATE
         EACH                                                       HEREOF (SEE ITEMS 5(A) AND
      REPORTING                                                     (B).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            NONE

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,128,483 AS OF THE DATE
               REPORTING PERSON:                                    HEREOF  (SEE ITEMS 5(A)
                                                                    AND (B).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [ ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.07%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


ITEM 1.     SECURITY AND ISSUER

            This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Juno Lighting, Inc., a Delaware corporation (the "Issuer"; also referred to herein from time as the "Company"). The principal executive offices of the Issuer are located at 2001 South Mt. Pleasant Road, P.O. Box 5065, Des Plaines, Illinois 60017-5065.

ITEM 2.  IDENTITY AND BACKGROUND

            This statement is being filed on behalf of (i) Lens Investment Management, LLC, a Maine limited liability company ("Lens"), (ii) Ram Trust Services, Inc., a Maine corporation ("Ram"), (iii) Robert B. Holmes, a natural person and member of Lens ("Holmes"), and (iv) John B. Goodrich, a natural person and employee of Ram ("Goodrich").

            Lens and Ram are engaged primarily in the investment management and investment advisory businesses and are owned and controlled by their common management (as identified below). Lens and Ram conduct certain of their business under the trade name "Lens," and Lens, Ram and their management are collectively referred to herein as the "Lens Group". The principal place of business and principal offices of both Lens and Ram are located at 45 Exchange Street, Suite 400, Portland, Maine 04101. Lens also conducts business at 1200 G Street, N.W., Suite 800, Washington, D.C. 30005.

            Each of Lens and Ram manages investment accounts for clients, which include members of the management of Lens and Ram and affiliated and associated persons as well as unaffiliated individual and institutional clients. Each of Lens and Ram has caused investment accounts of certain of its clients ("Clients"), over which it has discretion, to acquire Common Stock. The Lens Group has voting and disposition power over the Common Stock held in these accounts and, accordingly, is deemed the beneficial owner for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Common Stock held in such accounts. Except for such deemed beneficial ownership, or as otherwise described in this Statement, neither Lens nor Ram own any Common Stock or other securities of the Issuer.

            Schedules I and II annexed to this Schedule 13D and incorporated herein by reference set forth, with respect to Lens, the following information regarding the members of Lens and, with respect to Ram, the following information regarding its directors, executive officers and controlling shareholder: (a) name, (b) business address, (c) present principal employment or other occupation and the name, principal business and address of the company in which such employment or occupation is conducted, (d) whether or not such person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and (f) citizenship.

            Holmes is a member of Lens who is principally occupied as a private investor and participates in the management of Lens. Holmes' business address is c/o Lens Investment Management LLC, 45 Exchange Street, Portland, Maine 04101. Holmes, in the last five years, has not been (i) convicted in a criminal proceeding or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Holmes is a citizen of the United States.

            Goodrich is employed as a Research Director by Ram, which position constitutes his principal occupation. Goodrich's business address is c/o Ram Trust Services, Inc., 45 Exchange Street, Portland, Maine 04101. Goodrich, in the last five years, has not been (i) convicted in a criminal proceeding or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Goodrich is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            As of the date hereof, Lens and Ram, collectively, have caused their Clients to expend $22,562,535.87 of the Clients' investment funds to purchase a total of 1,124,158 shares of Common Stock.

            Holmes is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Holmes and his wife held in a Lens Group-managed account. Holmes has separately used his personal funds to purchase the 2,500 additional shares of Common Stock owned by him as of the date hereof, which additional shares of Common Stock are not held in a Lens Group-managed account and were not purchased at the direction of the Lens Group. Holmes' spouse used her personal funds to purchase 300 shares of Common Stock which she owns as of the date hereof, which shares of Common Stock are not held in a Lens Group-managed account and were not purchased at the direction of the Lens Group. Such shares for purposes of this Statement are treated as beneficially owned by Mr. Holmes for purposes of Section 13(d) under the 1934 Act, but Mr. Holmes disclaims beneficial ownership thereof. Because of Mr. Holmes' relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own, for purposes of
Section 13(d) of the 1934 Act, the shares of Common Stock beneficially owned by them, and vice versa. Mr. Holmes, Lens and Ram disclaim such beneficial ownership.

            Goodrich is not a Client of the Lens Group. Goodrich used his personal funds to purchase 1,525 shares of Common Stock which he owns as of the date hereof, which shares of Common Stock were not purchased at the direction of the Lens Group. Because of Mr. Goodrich's relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of Section 13(d) of the 1934 Act the shares of Common Stock beneficially owned by them, and vice versa. Mr. Goodrich, Lens and Ram disclaim such beneficial ownership.

ITEM 4.  PURPOSE OF TRANSACTION

            The Lens Group has invested its Clients' accounts in the Company's Common Stock because it believes that the Company produces superior products with superior operational efficiency, and that its product lines will be of increasing value in its market niches. The Lens Group is supportive of the operations, marketing and production activities of the Company. However, the Lens Group has major concerns about certain of the Company's strategies, plans and policies that it believes have not been adequately addressed by the Company's directors and management. The Lens Group believes these deficiencies greatly affect the value of the Common Stock. The Lens Group has repeatedly raised these concerns with the Company's management and directors but is not yet persuaded that enough is being done to address deficiencies in these areas. It is the intention of the Lens Group to continue to try to persuade the Company's directors and management to make improvements in the following areas:

            (1) Capital allocation and structure. The Lens Group believes that the Company has for some time misallocated its capital resources away from the growth of the business and into the growth of low-yielding cash and marketable securities (over $90 million on May 31, 1998, representing 24% of the market capitalization of the Common Stock and 46% of the total assets of the Company on that date). Further, the Lens Group believes that the Company has employed a sub-optimal capital structure. The Company has virtually no debt, despite consistent and strong cash flows. The Lens Group believes that this apparent policy of rejecting the use of leverage to promote growth, coupled with the misallocation of capital resources into cash and marketable securities, has unduly suppressed growth of revenues and earnings. Consequently, total stockholder returns have suffered. The Company also has not actively pursued share repurchases or other means of returning excess (and thus underperforming) capital to shareholders. The Lens Group intends to press for either an acceleration of investment into the business (using excess cash and leverage), a strategic acquisition, or a stock buy-back, among other alternatives.

            (2) Corporate governance. The board of directors of the Company currently consists of two members of management, the Company's general counsel and corporate secretary (a partner at a Chicago law firm retained by the Company), the Company's investment banker, and only one independent director. Based on assurances that two new independent directors would be added to the board, to be selected with the aid of a search firm, the Lens Group withdrew the candidate that it had proposed for election as a director at this year's Annual Meeting. Despite promises that such independent directors would be added by the end of June, 1998, the board did not even enter into an agreement with a search firm until August, 1998, and, despite repeated requests for status reports, the Lens Group has been unable to obtain any evidence that the search is being undertaken.

            (3) Succession planning. The apparent successor to the Company's chief executive in the management ranks, the former Chief Operating Officer, was fired last year, and the Lens Group has seen no evidence of succession planning. In fact, the Chairman of the Company has resumed day-to-day operational control. The Lens Group believes that this is a crucial aspect of a board's role, which will have great bearing on the future value of the Common Stock, and that this board has not devoted enough attention to it.

            These matters have been addressed by the Lens Group in correspondence with management and directors, including summary information about the Company prepared by the Lens Group, which is attached hereto as
Exhibit 1.

            In attempting to understand the prospects for the Company and the Common Stock and determine what actions the Lens Group should take, the Lens Group has had contact with many of the Company's major shareholders, and expects to continue to do so, to share information and obtain a better sense of shareholder interests, concerns and priorities. The Lens Group has not entered into any agreement or understanding with any of these shareholders and has not formed a group or acted in concert with any other shareholders with respect to the Company.

            Depending on its assessment of the Company's progress on the matters discussed above and the Company's responsiveness to shareholder concerns, the Lens Group may submit one or more proposals for action by the Company's shareholders at the upcoming Annual Meeting of Shareholders and/or may propose one or more candidates for election as a director at such Annual Meeting and solicit proxies in support of his or their election. In such event, the Lens Group, through such proposal or candidate, may support changes in the Company's bylaws and/or a material change in the Company's present capitalization or dividend policy, including share repurchases, or an extraordinary corporate transaction such as a merger or business combination. In addition, the Lens Group may promote or encourage such a business combination between the Company and another participant in the industry or a company engaged in acquiring businesses with underutilized assets and providing them with new leadership. Any such business combination might involve a tender offer for shares of Common Stock or a merger or like transaction. The Lens Group has and intends to discuss these possibilities with interested shareholders and other parties. At this point, the Lens Group has not yet decided whether to submit any such proposal, solicit proxies for directors or participate alone or with other parties in any such transaction involving the Company. Each of Holmes and Goodrich is supportive of the activities and purposes respecting the Company of the Lens Group identified herein.

            Except as described above, the Lens Group has no plans or proposals which relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the 1934 Act. The Lens Group reserves the right, at any time, to acquire securities of the Company and to dispose of any such securities, to cause its Clients to acquire additional securities of the Company or to dispose of any securities of the Company any of them currently own or any such securities they may hereafter acquire and/or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable by the Lens Group in light of developments respecting the Company, the Lens Group's general investment and trading policies, market conditions, the interests of its clients, or other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) (i) By virtue of their management of Client accounts, on September 8, 1998, after giving effect to purchases of Common Stock made for Client accounts at the direction of Lens and Ram, as of the close of business, Lens and Ram were the beneficial owners of 721,925 and 288,120 shares of Common Stock, respectively (together, approximately 5.44% of the outstanding Common Stock), for purposes of Section 13(d) of the 1934 Act and, by virtue of their joint management, each may also have been the beneficial owner of the shares of Common Stock owned by the other. Subsequent to September 8, 1998 and prior to the date of this Statement, additional purchases of Common Stock were made for Client accounts at the direction of Lens and Ram, and by virtue of their management of Client accounts, on the date of this Statement, Lens and Ram were the beneficial owners of 777,038 and 347,120 shares of Common Stock, respectively (approximately 6.05% of the outstanding Common stock), for purposes of Section 13(d) of the 1934 Act and, by virtue of their joint management, each may also have been the beneficial owner of the shares of Common Stock owned by the other.

              (ii) Holmes is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified above include shares purchased with investment funds of Holmes. Separate from his accounts managed by Ram, as of the date hereof, Holmes is the owner of 2,500 shares of Common Stock. With respect to such 2,500 shares purchased separately by Holmes, as a result of Holmes' participation in the management and ownership of Lens, Holmes and the Lens Group may be deemed to be acting in concert and to have beneficial ownership of the others' shares of Common Stock within the meaning of
Section 13(d) of the 1934 Act. Holmes disclaims beneficial ownership of the shares of Common Stock owned by other clients of Lens and Ram and vice versa. Holmes' spouse is the owner of 300 shares of Common Stock which, as of the date hereof, are not held in a Lens Group-managed account and were not purchased at the direction of the

Lens Group. Such 300 shares for purposes of this Statement are treated as though beneficially owned by Mr. Holmes, but Mr. Holmes disclaims beneficial ownership thereof.

              (iii) Goodrich is an employee of Ram, but is not a Client of the Lens Group. As of the date hereof, Goodrich is the owner of 1,525 shares of Common Stock. As a result of Goodrich's status as an employee of Ram and participation in the Lens Group's activities relating to the Common Stock, Goodrich and the Lens Group may be deemed to be acting in concert and to have beneficial ownership of the others' shares of Common Stock within the meaning of
Section 13(d) of the 1934 Act. Goodrich disclaims beneficial ownership of the shares of Common Stock beneficially owned by Lens and Ram and vice versa.

            (b) Lens has the sole power to direct the vote and the disposition of the 777,038 shares of Common Stock (approximately 4.18% of the outstanding Common Stock) owned by its Clients in such accounts on the date of this Statement. Ram has the sole power to direct the vote and the disposition of the 347,120 shares of Common Stock (approximately 1.87% of the outstanding Common Stock) owned by its Clients in such accounts on the date of this Statement. Holmes has the sole power to direct the vote and the disposition of 2,500 shares of Common Stock as of the date hereof; and Holmes' spouse has the sole power to direct the vote and the disposition of 300 shares of Common Stock as of the date hereof. Goodrich has the sole power to direct the vote and the disposition of 1,525 shares of Common Stock as of the date hereof.

      The percentages of outstanding shares of Common Stock used in this Statement are calculated based upon the 18,575,870 shares of Common Stock stated by the Issuer to be issued and outstanding at June 30, 1998, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 1998.

            (c) Except for causing the open market transactions listed in
Schedule III hereto, there have been no transactions with respect to the Common Stock during the past 60 days by the Lens Group, Holmes or Goodrich.

            (d) No person other than the Client who is the owner of shares of Common Stock referred to herein is known to the Lens Group to have the rights to receive or the power to direct the receipt of dividends from or the proceeds of sale of any of the shares of Common Stock referred to in Item 5(a)(i) hereof. No one is known to Holmes or Goodrich to have the right to receive or the power to direct the receipt of dividends or the proceeds of sale of any of the shares of Common Stock referred to in Items 5(a)(ii) and
(iii) hereof.

            (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            As part of their respective Client relationships, Lens and Ram have the power to direct the voting and the disposition of shares of Common Stock owned by their respective Clients in the accounts they manage for the Clients, pursuant to written investment management agreements with the Clients. Under such agreements, Lens' compensation for its services thereunder may include a share in the appreciation earned by the Client on the account's investments and accordingly both Lens' and Ram's compensation for its services thereunder may vary with the value of the assets (including any Common Stock) under its management. None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer.

            Other than his investment management agreement with Ram in his capacity as a Client, as described above, and his ownership interest in Lens and participation in the management thereof, Holmes is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with the Lens Group and/or Goodrich with respect to any securities of the Issuer. Other than his employment relationship with Ram, Goodrich is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with the Lens Group and/or Holmes with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1. Letter dated January 15, 1998 from Robert A.G. Monks of the Lens Group to Robert S. Fremont, Chief Executive Officer of the Issuer, letter dated April 13, 1998 from Nell Minow of the Lens Group to Julius Lewis, Corporate Secretary of the Issuer, letter dated April 29, 1998 from Nell Minow to Julius Lewis, letter dated June 1, 1998 from Nell Minow to Robert S. Fremont, letter dated June 22, 1998 from Nell Minow to Robert S. Fremont, letter dated August 27, 1998 from Nell Minow to Robert
            S. Fremont, letter dated May 19, 1998 from Robert S. Fremont to Nell Minow and the Lens Group's Summary, dated January 13, 1998, of the Issuer's problems and symptoms, proposed solutions with respect thereto and highlights of the Issuer's performance.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 18, 1998

                              LENS INVESTMENT MANAGEMENT LLC



                              By: /s/  John P.M. Higgins
                                 ---------------------------------------
                                 Name:  John P.M. Higgins
                                 Title: Member


                              RAM TRUST SERVICES, INC.



                                  /s/  John P.M. Higgins
                                 ---------------------------------------
                                 Name:  John P.M. Higgins
                                 Title: President



                                  /s/  Robert B. Holmes
                                 ---------------------------------------
                                 Robert B. Holmes



                              By: /s/  John B. Goodrich
                                 ---------------------------------------
                                 John B. Goodrich

                                                                    SCHEDULE I

                        Lens Investment Management, LLC
                      (a Maine limited liability company)
                         45 Exchange Street, Suite 400
                              Portland, ME 04101

                                    Members


Name and Business Address          Position and Principal Occupation
-------------------------          ---------------------------------

John P.M. Higgins                  Member/Management Participant
45 Exchange Street
Portland, ME 04101

Robert A.G. Monks                  Member/Management Participant
45 Exchange Street
Portland, ME 04101

Nell Minow                         Member/Management Participant
1200 G Street, NW
Suite 800
Washington, DC 20005

Robert B. Holmes                   Member/Management Participant
45 Exchange Street
Portland, ME 04101

Barbara A. Sleasman                Member
1200 G Street, NW
Suite 800
Washington, DC  20005

          The principal occupation of each of the individuals listed above is participation in the management of Lens and Ram. None of the individuals listed above in the last five years (i) has been convicted in a criminal proceeding or
(ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of the United States.

                                                                   SCHEDULE II

                           Ram Trust Services, Inc.
                             (a Maine corporation)
                              45 Exchange Street
                              Portland, ME 04101

                       Executive Officers and Directors
                         and Controlling Shareholders



Name and Business Address          Position and Principal Occupation
-------------------------          ---------------------------------

John P.M. Higgins                  President, Chief Executive Officer,
45 Exchange Street                 Director and Controlling
Portland, ME 04101                 Shareholder

Robert A.G. Monks                  Director
45 Exchange Street
Portland, ME 04101

William F.K. Monks                 Director
45 Exchange Street
Portland, ME 04101

William S. Schaffner               Secretary, Treasurer and Director
45 Exchange Street
Portland, ME 04101

            The principal occupation of each of the individuals listed above is participation in the management of Ram and Lens. None of the individuals listed above in the last five years (i) has been convicted in a criminal proceeding or
(ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a citizen of the United States.

                     RECENT TRANSACTIONS IN THE COMMON STOCK


Date of                 Nature of                                  Number        Total Cost           Price
Transaction             Transaction                               of Shares      (Proceeds)         Per Share
-----------             -----------                               ---------      ----------         ---------
7/7/98            Purchase Ram Trust Services, Inc.                     215        4,783.75          22.250
7/9/98            Sale     Ram Trust Services, Inc.                   (100)      (2,175.00)          21.750
7/9/98            Purchase Ram Trust Services, Inc.                      65        1,462.50          22.500
8/7/98            Purchase Ram Trust Services, Inc.                   2,000       41,660.00          20.830
8/12/98           Purchase Ram Trust Services, Inc.                     500       10,500.00           21.00
9/2/98            Purchase Ram Trust Services, Inc.                  75,000    1,525,934.93         20.3458
9/4/98            Purchase Ram Trust Services, Inc.                  10,000      189,375.00          18.938
9/8/98            Purchase Ram Trust Services, Inc.                  60,000    1,180,284.12         19.6714
9/9/98            Purchase Ram Trust Services, Inc.                  55,000    1,079,375.00          19.625
9/14/98           Purchase Ram Trust Services, Inc.                   4,000       80,500.00          20.125

9/8/98            Purchase Lens Investment Management                27,500      540,963.50          19.671
9/9/98            Purchase Lens Investment Management                10,000      196,250.00          19.625
9/14/98           Purchase Lens Investment Management                20,000      397,500.00          19.875
9/15/98           Purchase Lens Investment Management                   113        2,288.25           20.25
9/16/98           Purchase Lens Investment Management                25,000      509,375.00          20.375

8/3/98            Purchase John B. Goodrich                             400        8,500.00          21.250
9/4/98            Purchase John B. Goodrich                             625       12,578.13          20.125
9/4/98            Purchase John B. Goodrich                             300        5,775.00          19.250



*     Holmes purchases were made prior to this 60-day period

                                                            EXHIBIT 1

LENS
The Corporate Governance Investors
--------------------------------------------------------------------------------

Focus
Investment
Management LLC

Suite 400
45 Exchange Street                                 E-Mail
Portland, Maine  04101                             info@lens-inc.com
Telephone 207.775.4296
Facsimile 202.775.4289                             Web Site:
                                                   http://www.lens-inc.com

Suite 800
1200 G Street, NW
Washington, DC 20005
Telephone 202.434.8723
Facsimile 202.783.3316

Principals
Robert A.G. Monks
Nell Minow
John P.M. Higgins
Robert B. Holmes
Charles K. Woodworth

John B. Goodrich
Director of Research

Jan M. Nelligan
Administrative Officer

Barbara A. Sleasman
Executive Assistant



January 15, 1998



Via Federal Express
-------------------

Mr. Robert S. Fremont
Chief Executive Officer
Juno Lighting Inc.
2001 S. Mt. Prospect Road
Des Plaines, IL  60017-5065

January 15, 1998                                                          Page 2



Dear Mr. Fremont,

We are substantial shareholders in Juno Lighting. While we believe that the company has a good product and strong underlying values, we have become concerned about the company's poor performance and have seen no evidence of recognition or response by management. I had hoped to meet with you in person or speak to you on the phone about our views, and was disappointed that you were not able to make yourself available.

I attach a memorandum that we have prepared enumerating our view of the business problems and some possible solutions. One problem that seems clear is the lack of independent outside directors. Four of the five incumbents are either insiders or affiliated outsiders who are paid for their services to the company. There is no nominating committee to evaluate the performance of the board and find new candidates. Furthermore, the board apparently met only four times during the course of the year, less than half the standard for most companies.

Juno needs new independent outside directors highly respected in the community and in business circles. We suggest that you retain a professional search firm immediately to add at least three new directors.

We hope to meet with you soon to discuss the standards and criteria for the new directors and strategic changes in company direction. I enclose a copy of our Annual Report and refer you to our web page [http://www.lens-inc.com] for additional information about our investment company.

We would appreciate the favor of a response.

Respectfully yours,


/s/ Robert A.G. Monks
Robert A.G. Monks

Enc.

LENS
The Corporate Governance Investors
--------------------------------------------------------------------------------

Focus
Investment
Management LLC

Suite 400
45 Exchange Street                                 E-Mail
Portland, Maine  04101                             info@lens-inc.com
Telephone 207.775.4296
Facsimile 202.775.4289                             Web Site:
                                                   http://www.lens-inc.com

Suite 800
1200 G Street, NW
Washington, DC 20005
Telephone 202.434.8723
Facsimile 202.783.3316

Principals
Robert A.G. Monks
Nell Minow
John P.M. Higgins
Robert B. Holmes
Charles K. Woodworth

John B. Goodrich
Director of Research

Jan M. Nelligan
Administrative Officer

Barbara A. Sleasman
Executive Assistant



April 13, 1998


Mr. Julius Lewis
Corporate Secretary
Juno Lighting, Inc.
1300 South Wolf Road
P.O. Box 5065
Des Plaines, Illinois 60017-5065

April 13, 1998                                                            Page 2



Dear Mr. Lewis,

I am looking forward to attending the Juno Lighting annual meeting later this month, and thought it would be helpful if I let you know the questions I plan to raise in advance, so the directors can be prepared to respond.

We are grateful for the cooperation from management and the board, particularly your agreement to our requests for the addition of two new independent outside directors and the appointment of a committee of independent outsiders to review the company's capital allocation. I hope to get an update on both at the meeting. I also plan to suggest that the board schedule at least six meetings a year, with separate meetings for the outside directors following each board meeting, and that the members of the board receive their pay in company stock. I expect to ask for an outline of the procedures in place for CEO succession planning, and I expect to ask about any procedures in place for board, director, and CEO evaluation.

I plan to recommend that, once the two new independent outside directors are added to the board, the Audit and Compensation Committees be made up exclusively of independent, outside directors, and that a new Nominating and Governance Committee, also made up of independent outsiders, be established.

I am enclosing some recent reports of the National Association of Corporate Directors. As a member of the commissions that prepared these reports, I think they provide a good statement of best practices for boards. I hope the members of the Juno board will review them and consider their applicability to your situation. It may be that a complete response to these reports is beyond the scope of the annual meeting, in which case a written response or a separate meeting with the board would be fine.

April 13, 1998                                                            Page 2



If you have any questions or comments about my plans for the meeting, please call me at (202) 434-8723. I look forward to meeting you on the 28th.

Sincerely,


/s/ Nell Minow
Nell Minow

LENS
The Corporate Governance Investors
--------------------------------------------------------------------------------

Focus
Investment
Management LLC

Suite 400
45 Exchange Street                                 E-Mail
Portland, Maine  04101                             info@lens-inc.com
Telephone 207.775.4296
Facsimile 202.775.4289                             Web Site:
                                                      http://www.lens-inc.com

Suite 800
1200 G Street, NW
Washington, DC 20005
Telephone 202.434.8723
Facsimile 202.783.3316

Principals
Robert A.G. Monks
Nell Minow
John P.M. Higgins
Robert B. Holmes
Charles K. Woodworth

John B. Goodrich
Director of Research

Jan M. Nelligan
Administrative Officer

Barbara A. Sleasman
Executive Assistant

April 29, 1998



Mr. Julius Lewis
Corporate Secretary
Juno Lighting, Inc.
1300 South Wolf Road
P.O. Box 5065
Des Plaines, Illinois 60017-5065

April 29, 1998                                                            Page 2



Dear Mr. Lewis,

I am grateful for the courtesy and cooperation I received from everyone at Juno at yesterday's annual meeting. I was very impressed with the company's operations.

However, I was sorry to find that I have not been successful at communicating my sense of urgency in addressing the issues we have raised. In particular, I find it difficult to understand why it has taken so long to begin the search for the two new directors. It should have taken no more than a week to select a search firm last February, when we first agreed to drop our proxy contest.

We have had good experiences with SpencerStuart, Heidrick & Struggles, and Egon Zehnder. I trust that you will select one of these or another comparable firm within the next week and that you will have the person who is coordinating the search call me so that I can provide my views on the qualifications we consider appropriate. Mr. Fremont's commitment of 30-60 days for finding the new directors means that we will have them in place by the end of June at the latest, and I would like to meet with them as soon as possible after they are appointed.

I wrote to you before the meeting so that the board would be prepared to address the questions I raised. I was therefore also disappointed not to have more than a general and very informal response. I would like to be confident that the board is addressing the questions I have raised in a prompt, thorough, and substantive manner, and I hope you will let me know when I can expect a response to each of the recommendations I made. While I do not like to be too formulaic, and I do not expect the board to agree to every structural and procedural change I recommend, I do expect that any alternative selected will address the underlying issues at least as well as the changes I have suggested.

My concerns about the governance issues would not be so pressing if I had more confidence in the company's analysis of its use of capital. I agree with the remarks Jim Severance of the State of Wisconsin Investment Board made at yesterday's meeting. Shareholders do not need to buy publicly traded securities to get the kinds of returns you are getting on the cash. On our tour of the facility, George Bilek was unable to respond when asked what the cost of capital was for the new building, and I did not get a sense that a careful evaluation of the options for debt financing was conducted before making the decision to pay cash. I would like you to apply the same kind of scrutiny and achieve the same results in the management of your capital that you do in the development, manufacturing, and marketing

April 29, 1998                                                            Page 2



of your products. That is what shareholders of public companies are entitled to expect.

Please circulate this letter to the entire board. I am going to be back in Chicago to lecture at the University of Chicago Business School on May 29, and I would like to meet with George M. Ball and or Allen Coleman to get an update on these issues. I would appreciate your letting me know if that day is convenient for them; if not, I will make a separate trip. I look forward to hearing from you.



Sincerely,


/s/ Nell Minow
Nell Minow

LENS
The Corporate Governance Investors
--------------------------------------------------------------------------------

Focus
Investment
Management LLC

Suite 400
45 Exchange Street                                 E-Mail
Portland, Maine  04101                             info@lens-inc.com
Telephone 207.775.4296
Facsimile 202.775.4289                             Web Site:
                                                   http://www.lens-inc.com

Suite 800
1200 G Street, NW
Washington, DC 20005
Telephone 202.434.8723
Facsimile 202.783.3316

Principals
Robert A.G. Monks
Nell Minow
John P.M. Higgins
Robert B. Holmes
Charles K. Woodworth

John B. Goodrich
Director of Research

Jan M. Nelligan
Administrative Officer

Barbara A. Sleasman
Executive Assistant

June 1, 1998



Robert S. Fremont
Juno Lighting Inc.
1300 South Wolf Road
Des Plaines, IL 60017-5065

Dear Mr. Fremont,

June 1, 1998                                                              Page 2



I appreciate your letter, but my concern about the independence of Juno's board is only underscored by the fact that my request to meet with the outside directors elicited a response from the CEO. I do not even know whether the other members of the board received my previous letter, despite my request that it be circulated, or whether they participated in the response.

LENS has no intention of interfering with the authority of the board or the management in the conduct of their responsibilities, and we have never suggested that the board "take direction" from the shareholders. However, we do think it is appropriate for the outside directors to meet with the holder of just under five percent of the company's stock to make sure they are aware of our concerns. I would be glad to come to your office on the date of the next scheduled board meeting so that I may have the opportunity for a brief meeting with the outside directors.

In the meantime, we would like an update on the search for new directors. When I discovered to my dismay that the board had not even begun to select a search firm, I made sure that your promise to add the two new directors within "thirty to sixty days" was stated on the record before the close of the annual meeting, and we would like to know whether you intend to meet that commitment. I understood that we had agreed I would be informed when the search firm had been selected, and I would appreciate an update and the opportunity to give the search firm's representative our views about the qualifications for prospective directors.

I want to correct one apparent misunderstanding. All of our communications are solely on behalf of LENS. While the questions I raise are of importance to all shareholders, we do not represent any other group. And please do not be distracted by any of the rather hyperbolic press my firm and I have received. While LENS invests only in companies where we believe shareholder involvement will add value, most of our relationships with portfolio companies have been most cordial and cooperative. We consider Juno's operations to be exemplary, and we have no intention of interfering. The only issues we have raised have related to the board's composition and procedures and the company's excess cash, which are entirely appropriate subjects for shareholders. I find it hard to understand the delay in responding to questions like those about increasing the frequency of meetings and having the outside directors meet in executive session. I am deeply concerned about the delays in moving forward on our agreement of last February. And when I ask for a meeting with the outside directors, I would like to hear from the outside directors themselves.

Sincerely,

June 1, 1998                                                              Page 2





/s/ Nell Minow
Nell Minow

cc:               George Ball
                  Julius Lewis
                  Allan Coleman
                  Thomas W. Tomsovic

LENS
The Corporate Governance Investors
--------------------------------------------------------------------------------

Focus
Investment
Management LLC

Suite 400
45 Exchange Street                                 E-Mail
Portland, Maine  04101                             info@lens-inc.com
Telephone 207.775.4296
Facsimile 202.775.4289                             Web Site:
                                                   http://www.lens-inc.com

Suite 800
1200 G Street, NW
Washington, DC 20005
Telephone 202.434.8723
Facsimile 202.783.3316

Principals
Robert A.G. Monks
Nell Minow
John P.M. Higgins
Robert B. Holmes
Charles K. Woodworth

John B. Goodrich
Director of Research

Jan M. Nelligan
Administrative Officer

Barbara A. Sleasman
Executive Assistant


June 22, 1998



Robert S. Fremont
Juno Lighting Inc.
1300 South Wolf Road
Des Plaines, IL 60017-5065

Dear Mr. Fremont,

As I reminded you in my last letter, you promised that the new directors would be added to the board by the end of this month. Can you please give me a status report on the search as soon as possible?


Sincerely,


/s/ Nell Minow
Nell Minow

cc:               George Ball
                  Julius Lewis
                  Allan Coleman
                  Thomas W. Tomsovic

LENS
The Corporate Governance Investors
--------------------------------------------------------------------------------

Focus
Investment
Management LLC

Suite 400
45 Exchange Street                                 E-Mail
Portland, Maine  04101                             info@lens-inc.com
Telephone 207.775.4296
Facsimile 202.775.4289                             Web Site:
                                                   http://www.lens-inc.com

Suite 800
1200 G Street, NW
Washington, DC 20005
Telephone 202.434.8723
Facsimile 202.783.3316

Principals
Robert A.G. Monks
Nell Minow
John P.M. Higgins
Robert B. Holmes
Charles K. Woodworth

John B. Goodrich
Director of Research

Jan M. Nelligan
Administrative Officer

Barbara A. Sleasman
Executive Assistant



August 27, 1998

Mr. Robert S. Fremont
Juno Lighting Inc.
1300 South Wolf Road
Des Plaines, IL 60017-5065

Dear Mr. Fremont,

I am having an increasingly harder time believing that the board of Juno is acting in good faith with regard to your promise to appoint two new independent outside directors. Despite the fact that you originally made the commitment to add the new directors last March, despite the fact that at the annual meeting on April 28 you said you were about to select a search firm and promised that they would be added to the board within thirty to sixty days, it appears that you did not even retain the search firm until August (following our demand for access to your records on this matter). Furthermore, according to the contract, you have still not provided to the search firm the criteria you will require of the candidates. Finally, we have had additional delays and failure to keep promises with regard to our access to the appropriate records. Ultimately, the single record we were provided was the contract with Korn/Ferry, despite the fact that we had been promised two documents, and despite the fact that the document we received was not even in existence at the time that promise was made. I think you owe the shareholders an explanation for your delay in initiating a process that should have been concluded months ago.

I would like to speak with the Korn/Ferry partner who is handling the search, to discuss our views on the appropriate criteria. I would like to hear from Mr. Ball and Mr. Coleman to find out what their role in the selection process has been and will be once Korn/Ferry begins to provide the names of potential candidates. But most of all, I would like an end to the delay, so that the Juno shareholders will have the independent directors we have been waiting for since March. I look forward to a prompt reply from you and from Mr. Ball and Mr. Coleman.

Sincerely,

/s/ Nell Minow

Nell Minow

cc:  George Ball
     Julius Lewis
     Allan Coleman
     Thomas W. Tomsovic

Juno Lighting Inc.
1300 S. Wolff Rd.
P.O. Box 5065
Des Plaines, IL  60017

Phone 847.827.9880
Fax 847.827.2925

May 19, 1998



Ms. Nell Minow
LENS
1200 G Street NW, Suite 800
Washington, D.C. 20005

Dear Ms. Minow:

I have received a copy of your April 29, 1998 letter to Julius Lewis and am pleased to respond on behalf of Juno.

Juno appreciates the investment in Juno by the entities with which you are affiliated and your interest in and recommendations relating to Juno, expressed both in writing and at the recent stockholders meeting.

While the board and I are always interested in receiving input from Juno's stockholders and are responsive to ideas that may be of value to Juno, Juno's board and officers must exercise their own judgment in fulfilling their responsibilities. Juno is committed to its shareholders and responsive to their concerns. However, I do not believe it is appropriate for the board to take direction from a representative of certain stockholders with respect to implementing Juno's policies or managing its day-to-day operations.

As we have previously stated, Juno is committed to adding two new independent directors and to creating a capital allocation committee to review Juno's capital structure and use of cash and marketable securities, and to make recommendations to the board with a view to maximizing shareholder value. Accordingly, I think it is premature to respond to a number of your questions, particularly those regarding Juno's use of capital.

May 19, 1998                                                              Page 2



I would be happy to discuss with you the board's reactions to the questions that you raised following the next regular board meeting. In the meantime, please feel free to call me at your convenience.

Very truly yours,

JUNO LIGHTING, INC.


/s/ Robert S. Fremont
Mr. Robert S. Fremont
Chairman and CEO

RSF:lam
cc:  Mr. Julius Lewis - Sonnenschein, Nath & Rosenthal

                           JUNO LIGHTING, INC. SUMMARY
                           ---------------------------
                                JANUARY 13, 1998



PROBLEMS AND SYMPTOMS
---------------------

o Juno's total returns have lagged the peer group for all three measurement periods-1, 3, and 5 years. During the last twelve month1 Juno's return has been 7%, compared with 29% for the Electrical Products peer group2 and 26% for the S&P 500. Juno's returns for the 3- and 5-year periods have been very anemic-0.4% and 0.5%, respectively.
o Juno's FY97 and FY98 P/E ratios are 15.2x and 13.4x, respectively, and represent 20% and 15% discounts to the peer group.
o Sales declined 0.3% in fiscal 19953, increased 4.0% in fiscal 1996, and increased 6.7% through the 12 months ended August, 1997. This rate of increase pales in comparison with the average rate of increase for the seven year 1987 - 1994 of 13.4%.
o Research & development expense has been grown at an average rate of 18% per annum over the last five years, versus 10% for sales. As this expense has not been reflected in sales growth, management's product development plan is open to question.
o Capital expenditures have grown at an annual rate of 25% for the last five years, and totaled $47.2 million since the end of fiscal 1991. A major portion of this fund outflow ($23 million) has been connected with a new combined headquarters/manufacturing facility.
                  Completed in August, this facility will expand and modernize the manufacturing capacity. Again, this heightened rate of expenditure has not been reflected in the sales.
o Cash & equivalents of $80 million is extremely high, representing 43% of total assets, 25% of market cap, and 420% of total liabilities. High cash concentration represents the historical norm for this company: cash &


------------------------
1.   Ended 1/12/98.
2. Factset Electrical Products industry group (U.S. companies, market capitalization $250 million).
3.   Fiscal year-end is November.

                                                              JUNO LIGHTING INC.
                                                               JANUARY 13, 1998
                                                                  PAGE 2 OF 2



                  equivalents have consistently ranged from 35% to 45% of total assets. These assets should be redeployed in order to bring increased value to shareholders. Even given that the expanded business program implied by the new facility requires expanded working capital, improved sales should obviate any need for the current stash of excess cash.
o The company's debt has been virtually non-existent, consisting on August 31, 1997 of $4.2 million in bond debt. We estimate this company's borrowing capacity at 20% - 40% total debt / total capital4, which implies debt of at least $40 million. Given Juno's level of profitability, leverage would improve shareholder returns substantially.
o The company's net income trend reflects the abovementioned factors - the net income margin peaked in fiscal 1988 at 19.1%, peaked again in 1994 at 18.1%, and currently is at a historical low of 15.1% (for fiscal 1996 and for the trailing twelve months through August, 1997).



PROPOSED SOLUTIONS
------------------

(1) REDEPLOY CASH ASSETS THROUGH (A) REINVESTMENT IN BUSINESS OR (B) SHARE REPURCHASES.
                  (A) Investment in Business Scenario. If excess cash of $70mm5 and new borrowings of $40mm were reinvested in the business, and expected return on invested capital of 13%6 would imply additional annual net income of $12.5mm7, or $0.67 per share. The result of the above coupled with a 10% annual growth rate on existing sales and EPS should be FY99 EPS of $2.07. With real growth restored to earnings, a FY2 P/E of 15x would be very plausible, and perhaps conservative, implying a ONE-YEAR-OUT PRICE OF $31.05. IRR WOULD BE 83% on today's $17 share price.


-------------------------
4.   The Peer group total debt/total capital ratio is 35%.
5.   Leaving $10 million on the balance sheet.
6.   Representing the low end of Juno's historical range.
7.   Net of lost interest income.

                                                             JUNO LIGHTING INC.
                                                              JANUARY 13, 1998
                                                                 PAGE 2 OF 2



                  (B) Share Repurchase Scenario. If excess cash of $70mm were used to repurchase 3.684mm shares at an average price of $19, shares would be reduced to 14.843 mm. FY 11/97 eps7 would rise to $1.269, FY 11/98 eps would rise to $1.463, and FY 11/99 would rise to $1.796. The respective P/Es would decline to 13.4x, 11.6x, and 9.5x. With a less profitable and less growth-oriented scenario than the above, a FY2 P/E might be 14x, implying a ONE-YEAR-OUT PRICE OF $25.14. IRR WOULD BE 48% on today's $17.
(2) RADICALLY IMPROVED MARKETING EFFORTS IN ORDER TO TAKE ADVANTAGE OF SUBSTANTIAL R&D AND CAPITAL EXPENDITURE
                  PROGRAMS.
(3)               GET THE WORD OUT TO THE STREET.  ONLY TWO OR THREE
                  SELL-SIDE ANALYSTS FOLLOW THIS POTENTIALLY EXCITING
                  SMALL CAP SITUATION.





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
                                                             JUNO LIGHTING INC.
                                                              JANUARY 13, 1998
                                                                  PAGE 2 OF 2



COMPANY HIGHLIGHTS
------------------
Data as of 1/12/98

----------------------------------------------------------------------------------------------------------------------
Price (1/12)            $17.00         P/E (11/97) 15.2x    Peers 19.0x    Cash&Eq/Sh   $4.32    C&E/TotAss    43.2%
52 wk Hi-Lo      19 3/4-14 1/2                                             TotDebt/Sh   $0.23    TD/TC          2.5%
Shares O/S (mm)         18.528         P/E (11/98) 13.4x    Peers 15.8x    Book/Sh      $8.97    Price/Book     1.9x
Market Cap (mm)          315.0
Shares Dirs/Offs.          4.0%

                                       -------------------------------------------------------------------------------
                                       EPSa(11/96) $1.08                   1Yr TR        6.6%    Peers         28.6%
                                       EPSe(11/97) $1.12                   3Yr TR p.a.   0.4%    Peers         23.9%
                                       EPSe(11/98) $1.27                   5Yr TR p.a.   0.5%    Peers         18.3%
                                       Div. Yield   2.1%
----------------------------------------------------------------------------------------------------------------------





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